UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 16, 2018

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

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Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE • COMMUNIQUE AUX MEDIAS • MEDIENMITTEILUNG

Novartis announces changes to the Executive Committee

•	Felix R. Ehrat, Group General Counsel, will retire on June 1, 2018

•	Shannon Thyme Klinger appointed to Group General Counsel

•	Robert Weltevreden appointed Head of Novartis Business Services

Basel, May 16, 2018 – Novartis announced today that Felix R. Ehrat, Group General Counsel of Novartis, has decided to retire from the company. Shannon Thyme Klinger, currently Chief Ethics, Risk and Compliance Officer, will be appointed Group General Counsel, effective June 1, 2018.

Mr. Ehrat, who has been Group General Counsel and Member of the Executive Committee of Novartis since 2011, has decided to retire from his position in the context of discussions surrounding Novartis’ former agreement with Essential Consultants, owned by Michael Cohen.

Mr. Ehrat said: "Although the contract was legally in order, it was an error. As a co-signatory with our former CEO, I take personal responsibility to bring the public debate on this matter to an end."

The Board of Directors and the Executive Committee of Novartis have the greatest respect for Mr. Ehrat’s decision to step down. Jörg Reinhardt, Chairman of the Board of Directors said: “I appreciate Felix’s decision even as we regret his departure. We thank him for his contributions to the company as General Counsel.”

Vas Narasimhan, CEO of Novartis said: "During his term as Group General Counsel, Felix was instrumental in further developing the global Legal Department of Novartis, and he played a key role in the Executive Committee with his proven expertise. Furthermore, he was a dedicated representative of the company’s interests in important national organizations such as economiesuisse, SwissHoldings and Avenir Suisse. The Novartis leadership owes him considerable thanks for his many contributions and wishes him all the best in his future endeavors."

Shannon Thyme Klinger is currently Chief Ethics, Risk and Compliance Officer. She became Chief Ethics and Compliance Officer and Global Head of Litigation in 2016 and joined the Novartis Executive Committee earlier this year. Ms. Klinger joined Novartis in 2011, as General Counsel, North America, Sandoz US. She was then appointed Global Head Legal and General Counsel for Sandoz. Ms. Klinger holds a JD with Honors from the University of North Carolina at Chapel Hill. Before joining Novartis, Ms. Klinger was a litigation partner at Mayer Brown LLP and Alston & Bird LLP and was Senior Vice President and General Counsel for Solvay Pharmaceuticals Inc.

Vas Narasimhan said: “Shannon has a proven track record as a strong thought leader with a commitment to ethics and integrity. She is an experienced and gifted lawyer who’s already made tremendous contributions to the company. She brings the combination of private practice and industry experience in Europe and the US that we need, and I have no doubt that the company will benefit from her judgment and expertise.”

Natacha Theytaz, Global Head Internal Audit will lead the Ethics, Risk and Compliance organization ad interim. Ms. Theytaz will join Novartis from Roche, effective June 1, 2018 as already announced internally by Novartis in January 2018.

In addition, Novartis announced today that Robert Weltevreden, previously Head of Business Services for Syngenta will be appointed as Head of Novartis Business Services (NBS). He will report to Vas Narasimhan, CEO of Novartis and become a member of the Executive Committee of Novartis (ECN). He will join Novartis on June 1, 2018 and will be based in Basel.

At Syngenta, Robert Weltevreden led a business services organization of a similar scope to NBS; including areas such as finance operations, human resources operations, information technology, real estate and facility and fleet management, as well as business process, data and project management. Before that he had roles leading Business Process Management and global Finance Operations for Syngenta. He holds a Masters Degree in International Finance, Economics and Business Administration from the Erasmus University in Rotterdam and an MBA in Financial Management from the Vlerick School for Management, Ghent, Belgium.

“Robert’s deep understanding of business services coupled with his strong financial and commercial acumen make him the right person to lead Novartis Business Services (NBS) in the next stage of its evolution,” said Vas Narasimhan. “Over the coming years he will play a critical role in driving even higher levels of productivity and process standardization across Novartis. I am confident that under his leadership our NBS team will be able to unlock even greater value for us to reinvest in innovation and our exciting product pipeline.”

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “will,” “appointed,” “effective,” “commitment,” “confident,” “pipeline,” or similar terms, or by express or implied discussions regarding the potential impact of the announcements regarding Mr. Ehrat and Ms. Klinger on the reputation of Novartis, and on the Novartis Legal function and on the Ethics, Ris and Compliance function; regarding the potential impact of the announcement regarding Mr. Weltevreden on the Novartis Business Services organization, including potential improvements in productivity or business processes, and the potential impact of any such improvements on the Novartis business, or regarding the potential future financial impact of such changes. You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that as to how these announcements will be received by investors or the public. Nor can there be any guarantee that Novartis will improve productivity or business processes. Neither can there be any guarantee that any of these announcements will have any particular impact on the Novartis business. Nor can there be any guarantee that any such changes will have a positive financial impact on Novartis. In particular, our expectations could be affected by, among other things, the difficulties inherent in making large-scale change changes to sizeable organizations; the uncertainties inherent in research and development, including clinical trial results and additional analysis of existing clinical data; unknown potential developments in the Essential Consultants/Michael Cohen matter and related matters; uncertainties regarding actual or potential legal proceedings, including, among others actual or potential government investigations; regulatory actions or delays or government regulation generally; our ability to obtain or maintain proprietary intellectual property protection; the particular prescribing preferences of physicians and patients; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures; general economic and industry conditions, including the effects of the persistently weak economic and financial environment in many countries; safety, quality or manufacturing issues, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward- looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic and biosimilar pharmaceuticals and eye care. Novartis has leading positions globally in each of these areas. In 2017, the Group achieved net sales of USD 49.1 billion, while R&D throughout the Group amounted to approximately USD 9.0 billion. Novartis Group companies employ approximately 124,000 full-time-equivalent associates. Novartis products are sold in approximately 155 countries around the world. For more information, please visit http://www.novartis.com.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: May 16, 2018	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting